SECURI 08029154 ION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
110

SEC FILE NUMBER
8- 66195

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PNC Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two PNC Plaza, 620 Liberty Avenue
(No. and Street)

Pittsburgh (City) PA (State) 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene Wilson 412-762-6348
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

600 Grant Street, Suite 52 (Address) Pittsburgh (City) PA (State) 15219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Commonwealth of PA
County of Allegheny

OATH OR AFFIRMATION

I, Charlene Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PNC Investments LLC, as of and for the year ended December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joy A. Damico

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joy A. Damico, Notary Public
Monroeville Boro, Allegheny County
My Commission Expires Oct. 7, 2010
Member, Pennsylvania Association of Notaries

Notary Public

Charlene Wilson
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PNC Investments LLC

Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

Consolidated Statement of Financial Condition as of December 31, 2007 and Independent Auditors' Report

PNC INVESTMENTS LLC

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
Consolidated Statement of Financial Condition	2
Notes to Consolidated Statement of Financial Condition	3–8

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Member and Board of Managers of
PNC Investments LLC:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of PNC Investments LLC (the Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2008

PNC INVESTMENTS LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
(In thousands)

ASSETS

Cash and cash equivalents	$ 52,210
Receivables from brokers and dealers	11,789
Mutual fund fees receivable	5,694
Premises and equipment at cost (net of accumulated depreciation of $11,479)	2,390
Deferred tax asset	3,965
Employee notes receivable	342
Prepaid expense and other assets	4,717
TOTAL ASSETS	$ 81,107

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accrued employee salaries and benefits	$ 12,827
Accrued tax liability	3,618
Deferred revenue	6,004
Other liabilities	2,586
Total liabilities	25,035
MEMBER'S EQUITY:	56,072
TOTAL LIABILITIES & MEMBER'S EQUITY	$ 81,107

See notes to consolidated financial statement.

1. ORGANIZATION

PNC Investments LLC (the "Company") is a wholly owned subsidiary of PNC Bank, N.A. (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The Company is registered as a securities broker and dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an investment firm, which provides one-on-one advice about stocks, bonds, options, retirement plans, mutual funds, trust and estate planning, annuities and investment advisory services. The statement reflects the consolidated position of the Company which includes PNC Insurance Services LLC, which is a wholly owned subsidiary of the Company.

2. ACQUISITION

Effective March 2, 2007, PNC acquired Mercantile Bankshares Corporation ("MBC") under an Agreement and Plan of Merger dated October 8, 2006. As a result of this merger, Mercantile Brokerage Services, Inc. ("MBSI") and a division of MBC Agency Inc., both subsidiaries of MBC, were merged into the Company. The merger added approximately $3.5 million of assets and $413,000 of liabilities to our Consolidated Statement of Financial Condition. Our member's equity includes the impact of the merger subsequent to the effective date of PNC's acquisition.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation—This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America.

In preparing the financial statement, management is required to make estimates and assumptions that affect the amounts reported in the financial statement. Actual results will differ from such estimates and such differences may be material to the financial statement.

Cash and Cash Equivalents—Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 30 days.

Employee Notes Receivable—The Company agrees to make loans to certain employees on terms and conditions set forth in loan agreements between the Company and the employees. The loan agreement is typically for a term of five years. The loans bear a simple interest rate, which ranges between 4% and 7% per annum as of December 31, 2007. The loans are payable to the order of the Company in annual installments of the principal amount plus accrued interest over five years, commencing on the first anniversary of the loan agreement. The Company also provides these same employees with a bonus agreement, which allows them the opportunity to earn incentive compensation for the specific purpose of repaying their loan obligation on an annual basis.

Depreciation and Amortization—Premises and equipment are depreciated over their estimated useful lives using the straight-line method, based on the following schedule:

Asset	Estimated Useful Lives
Furniture and equipment	7 years
Personal computers	5 years
Computer software	5 years
Internally developed software	1 – 5 years

Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

Revenue Recognition—Customers' securities transactions are reported on a settlement date basis with related commission revenues and expenses of the Company recorded on a trade date basis. Mutual fund fees include revenues from fees for promoting and distributing mutual funds ("12b-1 fees") and are accrued for quarterly with cash being received in the subsequent quarter. The 12b-1 fees are based on either the average daily fund net asset balances or average daily aggregated net fund sales, and are affected by changes in the overall level and mix of assets under management. Customers' annuity transactions are reported on a settlement date basis including the related commission revenues. The difference between settlement date commission revenue and trade date commission revenue is not material. Asset management fees are deferred and recorded to revenue in the period earned.

Income Taxes—The operating results of the Company are included in the consolidated federal income tax return filed by PNC. The Company's federal income tax expense is computed as if the Company files separately. The Company uses the assets and liabilities method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the current enacted tax rates.

The Company is a participant in a master tax sharing policy with PNC. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

4. REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the Rule, shall not exceed 15 to 1. The required minimum net capital is equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness. At December 31, 2007, the Company had net capital of approximately $37.9 million, which was approximately $36.2 million in excess of its required net capital of approximately $1.7 million.

Additionally, the Company operates pursuant to the exemptive provision of SEC Rule 15c3-3(k)(2)(ii). The Company will not hold customer funds or safekeep customer securities. The Company will introduce and clear its customers' transactions on a fully disclosed basis. The Company may receive customer checks made payable to itself and will promptly forward all customer funds and securities to its clearing agent by noon of the next business day following receipt.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and

customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

5. INCOME TAXES

Significant components of the Company's net deferred tax asset are as follows (in thousands):

	Federal	State	Total
Employee benefits	$ 1,871	$ 115	$ 1,986
Deferred compensation	511	--	511
Depreciation	(52)	--	(52)
General accrual reserves	456	--	456
State income taxes *	1,259	--	1,259
Capitalized software	(198)	--	(198)
Other tax assets	3	--	3
Net deferred tax asset	$ 3,850	$ 115	$ 3,965

* primarily federal tax benefit of state unrecognized tax benefit

In July 2006, FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" was issued. FIN 48 clarifies the accounting for uncertainties in income taxes recognized in the financial statements and sets forth recognition, derecognition and measurement criteria for tax positions taken or expected to be taken in a tax filing. The company adopted FIN 48 effective January 1, 2007. The adoption did not result in a cumulative adjustment to equity.

Upon adoption at January 1, 2007, the Company had $4 million of unrecognized tax benefits relating to permanent differences.

<u>Changes in Unrecognized Tax benefits (in thousands):</u>

Balance of Gross Unrecognized Tax Benefits at January 1, 2007	$4,060
Gross amount of increases in unrecognized tax benefits as a result of tax positions taken during a prior period	--
Gross amount of decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(1,076) (a)
Gross amount of increases in unrecognized tax benefits as a result of tax positions taken during the current period	--
Amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities	--

Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	--
Balance of Gross Unrecognized Tax Benefits at December 31, 2007	$2,984

(a) decrease primarily due to receipt of more accurate apportionment data used in the calculation of the unrecognized tax benefit

It is difficult to project the positions for which unrecognized tax benefits will change over the next twelve months, but it is reasonably possible that they could change significantly due to events such as completion of taxing authority audits.

The PNC consolidated federal income tax returns through 2003 have been audited by the Internal Revenue Service and PNC has resolved all disputed matters through the IRS appeals division. The Internal Revenue Service is currently examining the 2004 through 2006 consolidated federal income tax returns.

The Company's policy is to classify interest and penalties associated with income taxes as income taxes. Upon adoption at January 1, 2007, the Company had accrued no interest related to the above unrecognized tax position. The total accrued interest increased to approximately $617,000 at December 31, 2007. The accrued interest is a component of accrued tax liability on the consolidated statement of financial condition.

6. RELATED-PARTY TRANSACTIONS

Cash and cash equivalents as of December 31, 2007 include cash on deposit with an affiliate of approximately $3.6 million.

The Company utilizes the correspondent services of J.J.B. Hilliard, W.L. Lyons Inc. ("Hilliard Lyons"). The services include, but are not limited to; trade execution, generation, preparation, and mailing of customers' trade confirmations and account statements; settling transactions in securities between the Company and other brokers and dealers; cashiering functions for the receipt, delivery, and transfer of securities purchased, sold, borrowed, and loaned; and carrying customer account balances and positions on Hilliard Lyons' books, records and balance sheet. As of December 31, 2007, the amount due to the Company from Hilliard Lyons for net brokerage commissions earned was $11.7 million, reflected on the consolidated statement of financial condition as receivables from brokers and dealers. On November 16, 2007, PNC entered into a definitive agreement to sell Hilliard Lyons, a wholly owned subsidiary of PNC. The transaction is expected to be completed in the second quarter of 2008 subject to regulatory and certain other required approvals.

The Company utilizes the variable rate bond remarketing services of an affiliate, PNC Capital Markets LLC, a wholly owned subsidiary of PNC Holding LLC, which is a wholly owned subsidiary of PNC, and is a registered broker dealer.

The Company utilizes Parent employees to generate annuity sales and reimburses the Parent for expenses associated with this activity on a monthly basis. At December 31, 2007, the Company had a payable due to the Parent of approximately $36,700, which is reflected in other liabilities on the consolidated statement of financial condition.

7. EMPLOYEE BENEFIT PLANS

The Company's employees can elect to participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 6% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by PNC.

PNC sponsors a noncontributory, qualified defined benefit pension plan, which covers substantially all of the Company's employees. The plan provides pension benefits that are derived from a cash balance formula that uses certain compensation levels, age, and length of service. Separate financial data for the Company is not available with respect to such plan. The minimum pension liability included in Member's capital is calculated on an annual basis. If the accumulated benefit obligation ("ABO") exceeds the fair value of the pension assets, the employer must recognize a liability that is at least equal to the unfunded ABO. The Company recorded a minimum pension liability adjustment within Member's capital of $118,000 in 2007.

Certain of the Company's employees participate in PNC stock-based compensation plans. The Company recognizes compensation expense for awards issued under these plans in accordance with the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure.*

PNC provides certain health care and life insurance benefits for retired employees (the "Postretirement Benefits") through various plans. At December 31, 2007, allocated Postretirement Benefits, included in accrued employee salaries and benefits in the consolidated statement of financial condition, totaled approximately $852,000. No separate financial obligation data for the Company is available with respect to such plan.

PNC sponsors certain other employee benefits, including, but not limited to, payroll taxes, health care, life insurance, and tuition reimbursement for Company employees.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

All financial instrument assets and liabilities are carried at fair value or at amounts which approximate fair value. Such instruments include cash and cash equivalents, receivables from brokers and dealers and mutual fund fees receivable.

9. LITIGATION

In the normal course of business, the Company is subject to pending or threatened lawsuits, including arbitration. Some of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company estimates the claim amounts and carries a litigation reserve on the consolidated statement of financial condition. As of December 31, 2007, the reserve balance was approximately $950,000. Management believes the litigation reserve amounts established are adequate to settle such matters and does not anticipate a material adverse effect on the Company's consolidated statement of financial condition as a result of such matters.

10. COMMITMENTS

The Company utilizes the correspondent services of Hilliard Lyons to settle transactions executed on behalf of customers within three business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. On all

transactions, the Company is responsible to Hilliard Lyons for any loss, liability, cost, or expense incurred by Hilliard Lyons as a result of the failure of any customer of the Company, introduced to Hilliard Lyons, to make timely payment for securities purchased by the customer. This includes timely compliance with margin or maintenance margin calls or liquidations as the result of the customer failing to meet their financial obligations. Settlement of these transactions did not have a material effect on the Company's consolidated financial statement condition as of December 31, 2007.

At December 31, 2007, future minimum rentals under these lease agreements are as follows (in thousands):

Years Ending December 31	Minimum Rental
2008	$ 546
2009	509
2010	41
Total	$ 1,096

11. RECENT ACCOUNTING PRONOUNCEMENTS

- In May 2007, the Financial Accounting Standards Board ("FASB") issued FSP FIN 48-1, "Definition of Settlement in FASB Interpretation ("FIN") No. 48". This FSP amended FIN 48, "Accounting for Uncertainty in Income Taxes," to provide guidance as to the determination of whether a tax position is deemed effectively settled for purposes of recognizing previously unrecognized tax benefits under FIN 48. This guidance was adopted effective January 1, 2007 in connection with our adoption of FIN 48.

- In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115." This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option may be applied on an instrument by instrument basis with a few exceptions. The election is irrevocable and must be applied to entire instruments and not to portions of instruments. If the fair value option is elected for any applicable financial assets or liabilities, it must be implemented in conjunction with SFAS 157. SFAS 159 is effective beginning January 1, 2008. This standard is not expected to have a material effect on our results of operations or financial position.

- SFAS 157, "Fair Value Measurements," defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value, it does not expand the use of fair value to new accounting transactions and does not apply to pronouncements that address share-based payment transactions. FAS 157 is effective beginning January 1, 2008. This standard is not expected to have a material effect on our results of operations or financial position.

******

END